SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark
One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2010

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-15339

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CHEMTURA CORPORATION
EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Chemtura Corporation
1818 Market Street
Philadelphia, Pennsylvania 19103

199 Benson Rd
Middlebury, Connecticut 06749

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMTURA CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 22, 2011	By:	/s/ Kevin V. Mahoney

Kevin V. Mahoney
Senior Vice President and
Corporate Controller

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
_______

FINANCIAL STATEMENTS

December 31, 2010 and 2009 and
For the Year Ended December 31, 2010

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2010 and 2009
_________

Page(s)

Report of Independent Registered Public Accounting Firm
as of December 31, 2010 and 2009, and for the year ended December 31, 2010	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits (Modified Cash Basis)
December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Plan Benefits (Modified Cash
Basis) for the year ended December 31, 2010	3

Notes to Financial Statements	4-13

Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2010	14

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of
Chemtura Corporation:

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Chemtura Corporation Employee Savings Plan (the "Plan") as of December 31, 2010 and 2009 and the related statement of changes in net assets available for plan benefits (modified cash basis) for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chemtura Corporation Employee Savings Plan as of December 31, 2010 and 2009 and the changes in net assets available for plan benefits for the year ended December 31, 2010, on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC
Kingston, NH
June 22, 2011

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Modified Cash Basis)
December 31, 2010 and 2009
_________

	2010	2009

Cash	$62,983	$2,228,997

Investments, at fair value:
Common collective trusts	57,663,434	62,278,045
Mutual funds	249,235,705	228,030,909
Chemtura Corporation common stock	2,183,971	8,677,339

Total investments	309,083,110	298,986,293

Receivables:
Notes receivable from participants	5,275,514	5,927,360

Net assets available for plan benefits at fair value	314,421,607	307,142,650

Adjustment from fair value to contract value
for interest in common collective trusts
relating to fully benefit responsive investment
contracts	(569,387)	782,467

Net assets available for plan benefits	$313,852,220	$307,925,117

The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Modified Cash Basis)
For the year ended December 31, 2010
_________

2010
Additions:
Participant contributions	$10,690,419
Rollover contributions	253,622
Employer contributions	6,959,575
Net appreciation in fair value of investments	25,112,306
Dividend and interest income	6,086,768

Total additions	49,102,690

Deductions:
Distributions to participants	42,987,970
Administrative fees	187,617

Total deductions	43,175,587

Net increase	5,927,103

Net assets available for plan benefits, beginning of year	307,925,117

Net assets available for plan benefits, end of year	$313,852,220

The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

A.	PLAN DESCRIPTION:

The following description of the Chemtura Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by Chemtura Corporation (the “Company”) covering eligible employees of the Company and its participating subsidiaries.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The plan administrator is the Chemtura Corporation Employee Benefits Committee.  Fidelity Investments is the trustee and record keeper of the Plan. The investments of the Plan are held in a trust arrangement.

Eligibility

The Plan allows substantially all Company employees to participate in the Plan. Employees become eligible to participate in the Plan beginning on the first day of the first calendar month following their date of hire.

Participant Contributions

Participants may contribute up to 50% of their pre-tax annual compensation (as defined by the Plan), subject to Internal Revenue Code (“IRC”) limitations, for non-highly compensated employees, or 20% for highly compensated employees. Certain bargaining employees may also elect to make post-tax contributions.  Each newly hired employee is automatically enrolled in the plan.  Pre-tax contributions of 3% of compensation begin with the first pay period occurring 60 days after the participant's participation date.  The participant may elect to cease or change the amount of these contributions at any time.  Participant contributions are subject to an Internal Revenue Code deferral limitation, which was $16,500 in 2010.

Participants who are at least age 50 may make an additional pretax "catch-up" contribution subject to IRC limitations.  Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

Employer Contributions

Non-bargaining employees will receive employer matching contributions of 100% up to a maximum of 6% of a participant’s earnings. Notwithstanding the foregoing, in the case of a participant who cannot make continuous pretax contributions because the participant reaches the $16,500 limit, the pretax contribution shall be treated has having made throughout the plan year for the purposes of determining the employee matching contributions.  Prior to January 1, 2009 employees other than bargaining employees, also received an additional fixed employer contribution each pay period equal to 3% of earnings.  Effective January 1, 2009, non-bargaining employees no longer receive such a contribution.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Bargaining employees shall receive employer fixed and matching contributions in accordance with the following terms prescribed in the Plan document for their respective location:

Bargaining employees of the Company's Westlake, Louisiana, Adrian, Michigan and Mapleton, Illinois facilities receive matching contributions of 50% of up to 6% of eligible earnings for a maximum match of 3% of compensation.  Effective December 31, 2008 certain bargaining employees who meet certain requirements agreed upon by the Company and the Lake Charles Metal Trades Council are eligible for matching contributions of 100% of up to 6% of participant deferrals, as well as an employer fixed contribution of 3% of compensation.

Bargaining employees of the Company's Perth Amboy, New Jersey facility receive matching contributions of 50% of up to 6% of eligible earnings for maximum match of 3% of compensation. Effective November 1, 2006 certain bargaining employees who meet requirements agreed upon by the Company and the United Steel Workers Union are eligible for matching contributions of 100% of up to 6% of eligible earnings. These employees are also eligible to receive employer fixed contributions of 3% of compensation for 2009 and 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses.  Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Effective January 1, 2006, non-bargaining participants are automatically 100% vested in all Company matching contributions and earnings thereon. A non-bargaining participant’s interest in the Company’s fixed contributions and earnings thereon vests according to the following:

Completed Years of Service	Percent Vested

Less than 3	0%
3 or more	100%

Participants become 100% vested in the Company’s fixed contributions and earnings thereon upon death, change of company control,  total and permanent disability, or attainment of normal retirement age.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

A bargaining participant’s interest in the Company’s contributions and earnings thereon vests according to the schedules outlined in the Plan document specific to each location.

Participants’ interests in employer contributions attributable to the Crompton Corporation Employee Stock Ownership Plan ("ESOP") vested 25% each year and are 100% vested after 4 years of service. Participants become 100% vested in ESOP employer contributions and earnings thereon upon death, change of company control, total and permanent disability, or attainment of normal retirement age.

A participant’s interest in Great Lakes employer contributions made prior to January 1, 2006 vest 20% each year after 1 year of service and is 100% vested after 6 years of service. Participants become 100% vested in Great Lakes employer contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age.

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan.  Forfeitures are used to reduce future employer contributions or pay administrative expenses for the Plan.  Total unapplied forfeitures were $51,583 and $121,112 at December 31, 2010 and 2009, respectively. Forfeitures in the amount of $145,222 were used to pay administrative expenses during 2010.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution.  Participants with a vested ESOP account balance may elect to receive their ESOP balance in the form of stock shares, instead of cash.

A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”.  Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate.

Any participant eligible to participate in the Witco plan, a predecessor plan, as of December 31, 2000 may withdraw from the Plan any after-tax contributions and interest earned thereon.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Participant Loans

A participant may borrow aggregate amounts up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to plan limitations. The minimum loan allowed is $1,000. Loans must bear a reasonable rate of interest commensurate with local prevailing interest rates, as determined by the plan administrator. Loans are collateralized by the participant’s nonforfeitable interest in the Plan and are supported by a promissory note.  Loans must be repaid over a period not to exceed five years unless the loan proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed.  A participant may have no more than two loans outstanding at any one time.  Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Adoption of Accounting Pronouncements

In January 2010, FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”).  ASU 2010-06 requires new disclosures relating to certain transfers and other activity within the fair value hierarchy and provides clarification with respect to disclosures about inputs and valuation techniques and the level of disaggregation required for fair value measurement disclosures.  The Plan adopted required provisions of this amendment on December 31, 2010, resulting in no effect on its financial position.

In September 2010, FASB issued Accounting Standards Update No. 2010-25, “Plan Accounting - Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”).  ASU 2010-25 requires participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  Participant loans were previously classified as investments at fair value. The Plan has retrospectively adopted the amendment for the Plan years ending December 31, 2010 and 2009, resulting in no effect on its financial position.

Basis of Accounting

The accompanying financial statements have been prepared using a modified basis of accounting of cash receipts and disbursements; consequently, contributions, interest and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred.  Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a common collective trust. As required by the standard, the statements of net assets available for plan benefits present the fair value of the common collective trust as well as the adjustment of the common collective trust from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  See Note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction.  All other expenses incurred in the administration of the Plan are first offset against forfeitures, if any, with any remaining balances paid by the Company at its discretion or by the Plan.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with the modified cash basis of accounting requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Reclassification

Certain 2009 amounts have been reclassified to conform with the presentation in the 2010 financial statements.

C.	INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2010 or 2009 that represented 5% or more of the net assets available for plan benefits:

	2010		2009
Columbia Acorn Fund	$17,400,649	*	$14,035,902
Fidelity Managed Income Portfolio II	57,663,434	*	62,278,045	*
Dodge & Cox Stock Fund	30,967,449	*	28,431,035	*
Dodge & Cox Income Fund	17,436,995	*	16,722,939	*
Fidelity Growth Company Fund	41,516,498	*	39,420,730	*
Fidelity Diversified International Fund	18,137,574	*	19,178,065	*
Spartan 500 Index Fund	31,479,732	*	30,422,351	*

* Represents 5% or more of net assets available for plan benefits.

During the year ended December 31, 2010, the investments held by the Plan (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

2010

Chemtura Corporation common stock	$(2,946,600)
Mutual funds	28,058,906
Total net appreciation in fair value	$25,112,306

D.	FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value.  That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common collective trust – Valued at net asset value based on information reported by the trustee with reference to the market value of the trust’s underlying assets at year end.  The common collective trust is audited annually.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2010
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$57,663,434	$-	$57,663,434	$-
Mutual funds:
Foreign large blend	2,392,748	2,392,748	-	-
Foreign large growth	18,137,574	18,137,574	-	-
Intermediate bond	29,760,289	29,760,289	-	-
Small blend	8,972,147	8,972,147	-	-
Mid-cap blend	15,287,562	15,287,562	-	-
Large blend	72,996,230	72,996,230	-	-
Mid-cap growth	17,400,649	17,400,649	-	-
Large value	38,369,609	38,369,609	-	-
Retirement income	1,473,172	1,473,172	-	-
Target date	44,445,725	44,445,725	-	-
Total mutual funds	249,235,705	249,235,705	-	-
Company stock	2,183,971	2,183,971	-	-

Total	$309,083,110	$251,419,676	$57,663,434	$-

	2009
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$62,278,045	$-	$62,278,045	$-
Mutual funds:
Foreign large blend	2,665,643	2,665,643	-	-
Foreign large growth	19,178,065	19,178,065	-	-
Intermediate bond	26,580,162	26,580,162	-	-
Small blend	6,035,268	6,035,268	-	-
Mid-cap blend	13,938,305	13,938,305	-	-
Large blend	69,843,081	69,843,081	-	-
Mid-cap growth	14,035,902	14,035,902	-	-
Large value	34,678,578	34,678,578	-	-
Retirement income	1,929,355	1,929,355	-	-
Target date	39,146,550	39,146,550	-	-

Total mutual funds	228,030,909	228,030,909	-	-
Company stock	8,677,339	8,677,339	-	-

Total	$298,986,293	$236,708,248	$62,278,045	$-

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital.  To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds.  Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period.  Participant directed redemptions are allowed daily with no restrictions.  There are no unfunded commitments.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

E.	TAX STATUS:

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 16, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements.  Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements.  The Plan did not recognize any interest and penalty expense for the year ended December 31, 2010.  The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2007 through December 31, 2010.

F.	PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

G.	PLAN TERMINATION:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA.

H.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009
Net assets available for plan benefits on the financial statements	$313,852,220	$307,925,117

Less: Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts	569,387	(782,467)

Net assets available for plan benefits on the Form 5500	$314,421,607	$307,142,650

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

The following is a reconciliation of net appreciation on the financial statements to the Form 5500 for the year ended December 31, 2010:

Net appreciation on the financial statements	$25,112,306

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit responsive investment contracts for the years ended:

December 31, 2010	569,387
December 31, 2009	782,467

Net appreciation on the Form 5500	$26,464,160

I.	SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
EIN: 52-2183153
Plan Number: 034

SCHEDULE H, Line 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
________

(a)	(b)	(c)	(d)	(e)

		Description of investment including
	Identity of issue, borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par or maturity value	Cost	value

*	Fidelity Managed Income Portfolio II	Common collective trust	**	$57,663,434

	Columbia Acorn Fund	Mutual fund	**	17,400,649
	Dodge & Cox Income Fund	"	**	17,436,995
	Dodge & Cox Stock Fund	"	**	30,967,449
	Vanguard Total Bond Market Fund	"	**	12,323,294
	Vanguard Small Cap Index Fund	"	**	3,849,833
	Vanguard Wellesley Fund	"	**	7,402,160
	RS Partners Fund	"	**	5,122,314
*	Fidelity Low Priced Stock Fund	"	**	11,909,166
*	Fidelity Diversified International Fund	"	**	18,137,574
*	Fidelity Growth Company Fund	"	**	41,516,498
*	Fidelity Freedom Income Fund	"	**	1,473,172
*	Fidelity Freedom K 2000 Fund	"	**	355,962
*	Fidelity Freedom K 2005 Fund	"	**	226,530
*	Fidelity Freedom K 2010 Fund	"	**	11,966,229
*	Fidelity Freedom K 2015 Fund	"	**	4,415,613
*	Fidelity Freedom K 2020 Fund	"	**	11,184,839
*	Fidelity Freedom K 2025 Fund	"	**	4,796,007
*	Fidelity Freedom K 2030 Fund	"	**	4,359,148
*	Fidelity Freedom K 2035 Fund	"	**	3,051,167
*	Fidelity Freedom K 2040 Fund	"	**	2,793,052
*	Fidelity Freedom K 2045 Fund	"	**	526,602
*	Fidelity Freedom K 2050 Fund	"	**	770,576
*	Spartan Extended Market Index Fund	"	**	3,378,396
*	Spartan International Index Fund	"	**	2,392,748
*	Spartan 500 Index Fund	"	**	31,479,732
	Total mutual funds			249,235,705

*	Chemtura Corporation common stock	Common stock	**	2,183,971

	Total investments on the statement of net assets available for plan benefits			309,083,110

*	Participant loans	(4.25%-10.5%)	-	5,275,514

	Total investments on the Form 5500			$314,358,624

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.